September 11, 2024

Anthony Colucci
Chief Financial Officer
Alta Equipment Group Inc.
13211 Merriman Road
Livonia, MI 48150

       Re: Alta Equipment Group Inc.
           Form 10-K Fiscal Year Ended December 31, 2023
           File No. 001-38864
Dear Anthony Colucci:

       We have reviewed your September 4, 2024 response to our comment letter and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 20, 2024 letter.

Form 10-K for Fiscal Year Ended December 31, 2023
Consolidated Statements of Cash Flows, page 44

1. We note your response to prior comment 2 and your conclusion that classification of
       "rent-to-rent" equipment sales proceeds in operating, rather than investing, activities was immaterial on a quantitative and qualitative basis. We note that your quantitative assessment of materiality was based on the lesser of a percentage of net revenues, total assets, and non-GAAP Adjusted EBITDA. However, based on a comparison of the error amounts to the "as corrected" balances for each period, net cash provided by operating activities appears to be overstated by material percentages for at least several of the periods in your response. For example, it appears operating cash flows were overstated by
       9.2%, 40.5%, and 27.4% for the years ended December 31, 2023, 2022, and 2021, respectively, as determined by dividing the error by the corrected amounts. Given the magnitude of the errors in net cash provided by operating activities it appears the errors were quantitatively material. With regard to your qualitative materiality assessment, the quantitative magnitude of the errors makes it unlikely qualitative factors could overcome
 September 11, 2024
Page 2

       the quantitative significance of the errors. Therefore, we believe you should reconsider the need to restate your consolidated statements of cash flows.
       Please contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services